SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

KaloBios Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per shares
(Title of Class of Securities)

48344T 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No. 48344T 100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
Lehman Brothers Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,067,059 * (see Item 4)
	6	SHARED VOTING POWER	0 (see Item 4)
	7	SOLE DISPOSITIVE POWER	1,067,059 * (see Item 4)
	8	SHARED DISPOSITIVE POWER	0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,067,059 * (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.4% * (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		HC/CO

* Directly owned by LB I Group Inc.

CUSIP No. 48344T 100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
Lehman ALI Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,067,059 * (see Item 4)
	6	SHARED VOTING POWER	0 (see Item 4)
	7	SOLE DISPOSITIVE POWER	1,067,059 * (see Item 4)
	8	SHARED DISPOSITIVE POWER	0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,067,059 * (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.4% * (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

* Directly owned by LB I Group Inc.

CUSIP No. 48344T 100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
LB I Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,067,059 (see Item 4)
	6	SHARED VOTING POWER	0 (see Item 4)
	7	SOLE DISPOSITIVE POWER	1,067,059 (see Item 4)
	8	SHARED DISPOSITIVE POWER	0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,067,059 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.4% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

Item 1(a).	Name of Issuer:

KaloBios Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices

260 East Grand Street
South San Francisco, CA  94080

Item 2 (a)	Name of Person Filing:

Lehman Brothers Holdings Inc. (“Holdings”)
Lehman ALI Inc. (“Lehman ALI”)
LB I Group Inc. (“LB I Group”)

LB I Group is a wholly-owned subsidiary of Lehman ALI, which is a wholly-owned subsidiary of Holdings.

For purposes of this Schedule 13G, Holdings, Lehman ALI, and LB I Group are each a “Reporting Person” and collectively may be referred to herein as the “Reporting Persons.”

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each Reporting Person is:

c/o Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, NY 10020

Item 2 (c)	Citizenship:

Each Reporting Person is a corporation organized under the laws of the State of Delaware.

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2 (e)	CUSIP Number:

48344T 10 0

Item 3.	Not applicable

Item 4.	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock are incorporated herein by reference.

As of December 31, 2012, LB I Group was the direct and beneficial owner of 3,472,222 shares of the Issuer’s Series C Convertible Preferred Stock, which were convertible into 3,472,222 shares of Common Stock (based on a conversion price of $2.88, as adjusted in accordance with the Issuer’s Amended and Restated Certificate of Incorporation), representing approximately 31.0% of the outstanding Common Stock (based on 7,718,002 shares of Common Stock outstanding as of November 9, 2012, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2012, plus the shares of Common Stock issuable upon conversion of the convertible securities owned by LB I Group but no other person).

On February 5, 2013, and after giving effect to an earlier reverse-stock split, all of the shares of Series C Convertible Preferred Stock owned by LB I Group were converted into 1,067,059 shares of Common Stock immediately prior to the closing of the Issuer’s initial public offering of Common Stock (the “IPO”).  Accordingly, as of February 5, 2013, LBI Group was the direct and beneficial owner of 1,067,059 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock (based on 24,127,884 shares Common Stock to be outstanding after the IPO, as disclosed in the Issuer’s prospectus filed with the SEC pursuant to Rule 424 on February 1, 2013).

Under the rules and regulations of the SEC, each of Holdings and Lehman ALI may be deemed a beneficial owner of the Common Stock beneficially owned by LB I Group.

Other than the shares of Common Stock directly owned by LB I Group, Holdings is unable to confirm whether or not it is the beneficial owner of any additional shares of Common Stock that may or may not be actually owned by any of Holdings’ other affiliates.  On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Holdings is unable to provide information on its beneficial ownership, if any, of the Common Stock (other than the shares of Common Stock reported herein) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the sale since September 15, 2008 of significant businesses comprising Holdings’ historical business (the “Sale”). As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings cannot compile an accurate accounting of securities held.  Holdings is currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings has with respect to security holdings. Even with continued significant efforts and expense, Holdings may not be able to provide a record of securities held.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

The responses to Item 2(a) and Item 4 are incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2013

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LEHMAN ALI INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

LB I GROUP INC.

By:	/s/ William Fox
Name: William Fox
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.
A	Joint Filing Agreement